OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ANNTAYLOR STORES CORPORATION
(Name of Issuer)
Common Stock, par value $0.0068 per share
(Title of Class of Securities)
036115103
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	036115103

1	NAMES OF REPORTING PERSONS Royal Capital Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		2,904,300

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,904,300

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,904,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
**SEE ITEM 4(b).

CUSIP No.	036115103

1	NAMES OF REPORTING PERSONS Robert W. Medway

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		2,904,300

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,904,300

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,904,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4(b).

CUSIP No.	036115103

1	NAMES OF REPORTING PERSONS Yale M. Fergang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		2,904,300

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,904,300

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,904,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4(b).

SCHEDULE 13G
This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Royal Capital Management, L.L.C. (“Royal Management”), a Delaware limited liability company, Mr. Robert W. Medway and Mr. Yale M. Fergang, the principals of Royal Management, relating to shares of common stock (“Common Stock”) of AnnTaylor Stores Corporation, a Delaware corporation (the “Issuer”).
This Schedule 13G relates to Common Stock of the Issuer purchased by Royal Management for the accounts of (i) Royal Capital Value Fund, L.P., a Delaware limited partnership (“Royal Fund”), (ii) Royal Capital Value Fund (QP), L.P., a Delaware limited partnership (“Royal Qualified”), (iii) Royal Capital Long Alpha Fund (QP), L.P., a Delaware limited partnership (“Royal Alpha Fund”), (iv) RoyalCap Master Fund, L.P., a Cayman Islands exempted limited partnership (“Royal Master”); (v) RoyalCap Long Alpha Master Fund, L.P., a Cayman Islands exempted limited partnership (“Royal Alpha Master”); and (vi) a separately managed account (the “Account”). Royal Management acts as investment manager to Royal Fund, Royal Qualified, Royal Alpha Fund, Royal Master, Royal Alpha Master and the Account. Messrs. Medway and Fergang are the principals of Royal Management.
Item 1(a) Name of Issuer.
AnnTaylor Stores Corporation
Item 1(b) Address of Issuer’s Principal Executive Offices.
7 Times Square
New York, New York 10036
Item 2(a) Name of Person Filing.
Royal Capital Management, L.L.C. (“Royal Management”), Messrs. Robert W. Medway and Yale M. Fergang.
Item 2(b) Address of Principal Business Office, or, if none, Residence.
623 Fifth Avenue, 24th Floor
New York, New York 10022
Item 2(c) Citizenship or Place of Organization.
Royal Management is a limited liability company organized under the laws of the State of Delaware. Robert W. Medway and Yale M. Fergang are the principals of Royal Management and are United States citizens.

Item 2(d) Title of Class of Securities.
Common Stock, par value $0.0068 per share (the “Common Stock”).
Item 2(e) CUSIP Number.
036115103
Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4	Ownership.
(a)	Royal Management, and Messrs. Medway and Fergang are the beneficial owners of 2,904,300 shares of Common Stock.
(b)
Royal Management, and Messrs. Medway and Fergang are the beneficial owners of 5.1% of the outstanding shares of Common Stock. This percentage is determined by dividing 2,904,300 by 57,135,532, the number of shares of Common Stock outstanding as of November 17, 2008, as reported in the Issuer’s Form 10-Q filed November 21, 2008.

(c)
Royal Management, and Messrs. Medway and Fergang have the sole power to vote and dispose of the 2,904,300 shares of Common Stock beneficially owned by them. As the principals of Royal Management, Messrs. Yale and Fergang may direct the vote and disposition of the 2,904,300 shares of Common Stock beneficially owned by Royal Management.

Item 5	Ownership of Five Percent or Less of a Class.
Inapplicable.
Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.
Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.
Item 8	Identification and Classification of Members of the Group.
Inapplicable.
Item 9	Notice of Dissolution of Group.
Inapplicable.
Item 10	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits	Exhibit 1
Joint Filing Agreement by and among the reporting persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 26, 2009

ROYAL CAPITAL MANAGEMENT, L.L.C.
By:	/s/ Yale M. Fergang
	Name:	Yale M. Fergang
	Title:	Managing Member

/s/ Robert W. Medway
ROBERT W. MEDWAY

/s/ Yale M. Fergang
YALE M. FERGANG

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement by and among the reporting persons.